                                                                                                Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com
georger@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
FIRST QUARTER OF 2007
- Quarterly Revenues Grow 19% Year-over-Year to $23.2 Million
- GAAP EPS 3 Cents
- Non GAAP EPS 12 Cents
- Increasing 2007 guidance

JERSEY CITY, N.J. —May 7, 2007, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the first quarter ended March 31, 2007.  Fundtech posted quarterly revenues of $23.2 million, a 19% increase year-over-year, compared to first quarter revenues of $19.4 million in 2006. and slightly higher than fourth quarter 2006 revenues of $23.1 million.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $0.4 million or $0.03 per diluted share, for the first quarter of 2007, compared with net income of $0.2 million, or $0.01 per diluted share, in the first quarter of 2006, and net income of $1.6 million, or $0.10 per diluted share, in the fourth quarter of 2006.

Excluding stock-based compensation, amortization of intangibles and amortization of capitalized software costs, Fundtech’s adjusted non-GAAP net income for the first quarter of 2007 was $1.9 million, or $0.12 per diluted share, compared with $1.4 million, or $0.09 per diluted share, in the first quarter of 2006 and $3.0 million, or $0.19 per diluted share, in the fourth quarter of 2006. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“We started 2007 with a strong first quarter as organic revenues increased 16%, year-over-year and non-GAAP EPS exceeded our guidance” said CEO Reuven Ben Menachem.  “While our Global PAYplus product is continuing to gain momentum as the premier global payment system in the market, I am also very encouraged by the progress we are making with our CASHplus product which I believe is the best cash management system in the US market. Our comprehensive product offering will propel our future growth in 2007 and beyond”.

Other operational highlights:

•	During the first quarter Fundtech closed 63 new deals and added 8 new bank customers
•	During the first quarter Fundtech closed 9 new system sales: including 1 Global Liquidity Manager to a large European bank, 1 CLS system, PAYplus USA, and 5 IGT plus at bbp.
•	During the first quarter Fundtech also closed 1 Faster Payment sub-system sale and 2 SEPA subsystems sales with existing Global PAYplus customers.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides adjusted non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations. Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the Company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles and amortization of capitalized software costs .

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A, Reconciliation to GAAP.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

 For the second quarter of 2007 we expect revenues of between $24.7 million and $25.2 million, GAAP earnings per diluted share of between $0.08 and $0.10 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.15 to $0.17.

For fiscal 2007 we are increasing our guidance from the guidance we provided in February 2007 for both revenues and earnings per share. We now expect revenues of between $99.0 million and $101.0 million, GAAP earnings per diluted share of between $0.37 and $0.43 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.63 to $0.70.

We estimate that for 2007 our income tax expenses will be approximately $1.3 million while net interest income will be approximately $1.8 million.

We estimate that amortization expenses for the second quarter of 2007 will be approximately $280,000 and that stock compensation expenses will be approximately $630,000.

We estimate that amortization expenses for 2007 will be approximately $1.8 million and that stock compensation expenses will be approximately $2.6 million.

The Company’s guidance for the second quarter of 2007 and full-year 2007 assumes no change in the calculation of the Company’s tax provision, which currently assumes a full valuation allowance against the Company’s deferred tax assets.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) today, Monday, May 7, to discuss the Company’s first-quarter  as well as 2007 financial guidance, and to answer questions from the investment community.

To participate, please call (800)-599-9816 or 617-847-8705 and ask for the Fundtech Call.

A replay of the conference call will be available for playback from 10:30am (ET) May 7, until 11:59pm (ET) May 14. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, passcode 67134429.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until May 31.

About Fundtech

Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to second-quarter revenues; second-quarter GAAP earnings per share; second-quarter adjusted non-GAAP earnings per share; full-year 2007 revenues; full-year 2007 GAAP earnings per share; and full-year 2007 adjusted non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2005. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	March 31,	December 31,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$29,172	$28,616
Short term investments	3,932	--
Marketable securities - short term	18,502	18,551
Trade receivables, net	26,977	25,058
Other accounts receivable, prepaid expenses and inventories	3,781	2,608

Total current assets	82,364	74,833

Severance pay fund	1,289	1,221
Long term lease deposits	635	639
Prepaid expenses	2,129	1,821
Property and equipment, net	12,371	11,944
Goodwill, net	22,253	18,979
Other assets, net	3,748	2,626

Total assets	$124,789	$112,063

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$1,538	$2,444
Deferred revenues	16,776	7,567
Accrued restructuring expenses	185	185
Employee and payroll accruals	4,614	4,483
Other accounts payable and accrued expenses	7,166	5,360

Total current liabilities	30,279	20,039

Accrued severance pay	1,576	1,399
Accrued restructuring and other expenses	15	62
Other long term liabilities	1,233	777

Total liabilities	33,103	22,277

Shareholders' equity:
Share capital	46	46
Additional paid-in capital	147,731	146,611
Accumulated other comprehensive income (loss)	156	(196)
Accumulated deficit	(52,989)	(53,417)
Treasury stock, at cost	(3,258)	(3,258)

Total shareholders' equity	91,686	89,786
	-	-
Total liabilities and shareholders' equity	$124,789	$112,063

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended
	March 31,
	2007	2006
Revenues:
Software license	$4,007	$2,796
Software hosting	3,439	3,027
Maintenance	6,036	5,484
Services	9,689	8,101

Total revenues	23,171	19,408

Operating expenses:
Software licenses costs	22	134
Amortization of capitalized software development costs	394	394
Amortization of other intangible assets	409	319
Maintenance, hosting and services costs [1]	10,200	8,201
Software development [1]	4,683	3,697
Selling and marketing [1]	4,231	3,715
General and administrative [1]	3,109	2,853

Total operating expenses	23,048	19,313

Operating income	123	95
Financial income, net	441	440
Income taxes	(136)	(374)

Net income	$428	$161

Net income per share:
Net income used in computing income per share	$428	$161
Basic income per share	$0.03	$0.01
Diluted income per share	$0.03	$0.01
Shares used in computing:
Basic income per share	15,068,837	14,999,808
Diluted income per share	16,193,264	16,029,209

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$1,896	$1,436
Adjusted non-GAAP[2] net income per share	$0.12	$0.09
Shares used in computing adjusted non-GAAP[2] net income per share	16,193,264	16,029,209

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$428	$161
Amortization	803	713
Stock-based compensation	665	562

Adjusted non-GAAP[2] net income	$1,896	$1,436

[1] Includes charges for stock-based compensation in 2007 and 2006
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended
	March 31,
	2007	2006
CASH FLOWS FROM OPERATIONS:
Net income	$428	$161
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,853	1,583
Increase in trade receivables	(1,089)	(2,885)
Increase in prepaid expenses, other accounts receivable and inventories	(1,462)	(75)
Decrease in trade payables	(911)	(625)
Increase in deferred revenues	9,311	7,192
Decrease in employee and payroll accruals	(48)	(356)
(Decrease) increase in other accounts payable and accrued expenses	231	133
(Decrease) in accrued restructuring expenses	(47)	(51)
Increase in accrued severance pay, net	109	26
Decrease in accrued interest on marketable securities	34	88
Losses on disposition of fixed assets	(7)	(1)
Stock-based compensation	665	562
Increase in other long term payables	--	31

Net cash provided by operations	9,067	5,783

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(7,777)	(9,864)
Proceeds from held-to-maturity marketable securities	8,865	4,677
Maturity of (investment in) short term deposits	(3,932)	216
Purchase of property and equipment	(1,406)	(836)
Increase (decrease) in long-term lease deposits and prepaid expenses	4	(12)
Investments in subsidiaries	(5,019)	--
Proceeds from sale of fixed assets	24	1

Net cash used in investing activities	(9,241)	(5,818)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	455	461
Increase in long-term other assets	--	(75)
Investment in treasury stock, at cost	--	--

Net cash provided by financing activities	455	386

Effect of exchange rate on cash and cash equivalents	275	42

Increase in cash and cash equivalents	556	393
Cash and cash equivalents at the beginning of the period	28,616	30,807

Cash and cash equivalents at the end of the period	$29,172	$31,200

Appendix A
Investment in Subsidiaries
Working Capital	$689	$--
Long term assets	1,999	--
Long term liabilities	--	--
Goodwill	2,331	--

	$5,019	$--

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended
	March 31,				December 31, 2006
	2007		2006		2006

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income (loss)	$428	[1]	$161	[1]	$1,635	[1]
Amortization of capitalized
software development costs	394		394		394
Amortization of other intangible assets	409		319		318
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	72		57		52
Software development	61		37		40
Selling and marketing	150		124		137
General and administrative	382		344		406

Adjusted non-GAAP net income	$1,896		$1,436		$2,982

Adjusted non-GAAP net income per share	$0.12		$0.09		$0.19

Shares used in computing
adjusted non-GAAP net income per share	16,193,264		16,029,209		15,963,751

[1] Net income per share (diluted) was approximately $0.03, $0.01 and $0.10 for the three months ended March 31, 2007 and 2006 and the three months ended December 31, 2006, respectively.